Exhibit 99.1

Change of Directors

London: Wednesday, February 1, 2017: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that with effect from today:-

1.	Dr Karen Jean Ferrante has been appointed as Independent Non-Executive Director, Chairman of Technical Committee and member of Audit Committee; and

2.	Professor Christopher Huang tendered his resignation as Independent Non-Executive Director, Chairman of Technical Committee and member of Audit Committee.

Dr Ferrante, aged 59, has more than 20 years of experience in the pharmaceutical industry.  She was the former Chief Medical Officer and Head of Research and Development of Tokai Pharmaceuticals, Inc., a biopharmaceutical company focused on developing and commercializing innovative therapies for prostate cancer and other hormonally driven diseases.  From September 2007 to July 2013, Dr Ferrante held senior positions at Millennium Pharmaceuticals, Inc. and its parent company, Takeda Pharmaceutical Company Limited, including Chief Medical Officer and most recently as Oncology Therapeutic Area and Cambridge USA Site Head.  From 1999 to 2007, she held positions of increasing responsibility at Pfizer Inc., with the last position as Vice President, Oncology Development.  She began her career in the pharmaceutical industry in 1995 as Associate Director of Clinical Oncology at Bristol-Myers Squibb Company.  For more than a decade prior to that, she was at the New England Deaconess Hospital in Boston (Beth Israel Deaconess Medical Center), where she completed her internship and residency in internal medicine followed by her fellowship in hematology and oncology.

Dr Ferrante is currently a member of the board of directors of Progenics Pharmaceuticals, Inc., and MacroGenics, Inc.  She was previously a director of Baxalta Incorporated until it was acquired by Shire Pharmaceuticals in 2016.

Dr Ferrante has been an author of a number of papers in the field of oncology, an active participant in academic and professional associations and symposia and holder of several patents.  Dr Ferrante holds a Bachelor of Science Degree in Chemistry and Biology from Providence College and a Doctor of Medicine from Georgetown University.

Dr Ferrante does not have any shareholdings in Chi-Med. Save for the information disclosed above, there is no other information in relation to Dr Ferrante that is required to be disclosed pursuant to Rule 17 and Schedule 2(g) of the AIM Rules for Companies.

Mr Simon To, Chairman of Chi-Med said “We welcome Dr Ferrante to the Board whose experiences in the global biopharmaceutical industry will be important to the Company and thank Professor Christopher Huang for his invaluable contributions to the Company during his tenure.”

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, the risk that current or future appointees to Chi-Med’s board of directors are not effective in their respective positions, the difficulty in locating and recruiting suitable candidates for its board of directors and the management difficulties which may arise from changes in Chi-Med’s board of directors.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Contacts

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com

Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com

David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500